 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Poole Jr., Lonnie C. (Last) (First) (Middle) 3301 Benson Drive Suite 600 (Street) Raleigh, NC 27609 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Waste Industries USA, Inc. WWIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/22/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description           Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								$1,430,300	D
Common Stock								$900,000	I	By Deuteronomy GRAT (1)
Common Stock								$784,258	I	By Trust (2)
Common Stock								$1,041,760	I	By Trust (2)
Common Stock								$1,000	I	By Wife
Common Stock								$199,320	I	By Limited Partnership (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$7.205	04/22/2003		A				(4)	04/22/08	Common Stock	17,360		$17,360	D
Stock Option (Right to Buy)	$							(5)	06/06/07	Common Stock	13,008		$13,008	D
Stock Option (Right to Buy)	$							(6)	03/01/06	Common Stock	18,000		$18,000	D
Stock Option (Right to Buy)	$							(7)	04/01/04	Common Stock	26,833		$26,833	D

Explanation of Responses:

(1) These shares were previously reported as directly beneficially owned but were contributed to the Deuteronomy Grantor Retained Annuity Trust on March 14, 2002. The Reporting Person's children, Lonnie C Poole III and Scott J. Poole, are entitled to a remainder interest under the trust documment.
(2) Such shares are held by the Lonnie C. Poole, Jr. Grantor Trust, of which Lonnie C. Poole III and Scott J. Poole, the Reporting Person's children, are the beneficiaries.
(3) The stock options are held by an investment partnership of which the Reporting Person serves as a General Partner. The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(4) The stock options granted to the Reporting Person in June 2002 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of three (3) years, subject to continued employment.
(5) The stock options granted to the Reporting Person in March 2001 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of four (4) years, subject to continued employment.
(6) The stock options granted to the Reporting Person in April 1999 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of three (3) years, subject to continued employment.
(7) The stock options granted to the Reporting Person in April 2003 under the Issuer's 1997 Stock Plan become exercisable 25% at the end of the first year from the date of grant and 6.25% per quarter thereafter for a term of five (5) years, subject to continued employment.

By:	Date:
/s/	04/24/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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